SCHEDULE 13D
                         (Rule 13d-101)

     Information to be Included in Statements Filed Pursuant
                      to Rule 13d-1(A) and
       Amendments Thereto Filed Pursuant to Rule 13d-2(A)

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

            Under the Securities Exchange Act of 1934

                    (Amendment No.  3  )*
                                  _____

                         CRDENTIA CORP.
                         ______________
                        (Name of Issuer)

                 Common Stock, $.0001 par value
                 ______________________________
                 (Title of Class of Securities)

                            225235209
                            _________
                         (CUSIP Number)

             Ann E. Carey, Business Legal Assistant
          Howard Rice Nemerovski Canady Falk & Rabkin,
                   A Professional Corporation
               Three Embarcadero Center, Suite 700
                    San Francisco, CA  94111
                         (415) 434-1600
                         ______________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        September 30, 2004
                        __________________
                  (Date of Event which Requires
                    Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


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CUSIP No. 225235209                 SCHEDULE 13D               Page 2 of 12

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 225235209                 SCHEDULE 13D               Page 3 of 12

1    Name of Reporting Person              MEDCAP MANAGEMENT & RESEARCH LLC

     IRS Identification No. of Above Person                      94-3411543

2    Check the Appropriate Box if a Member of a Group               (a) [ ]

                                                                    (b) [ ]

3    SEC USE ONLY

4    Source of Funds                                                     OO

5    Check Box if Disclosure of Legal Proceedings is                    [ ]
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization                          Delaware

		7    Sole Voting Power                           17,078,937

  NUMBER OF     8    Shared Voting Power                                  0
    SHARES
 BENEFICIALLY   9    Sole Dispositive Power                      17,078,937
OWNED BY EACH
  REPORTING     10   Shared Dispositive Power                             0
 PERSON WITH

11   Aggregate Amount Beneficially Owned by Reporting Person     17,078,937

12   Check Box if the Aggregate Amount in Row 11 Excludes               [ ]
     Certain Shares

13   Percent of Class Represented by Amount in Row 11                 68.4%

14   Type of Reporting Person                                            IA


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CUSIP No. 225235209                 SCHEDULE 13D               Page 4 of 12

1    Names of Reporting Persons                        MEDCAP PARTNERS L.P.

     IRS Identification Nos. of Above Persons                    94-3412423

2    Check the Appropriate Box if a Member of a Group               (a) [ ]

                                                                    (b) [ ]
3    SEC USE ONLY

4    Source of Funds                                                     WC

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                     [ ]

6    Citizenship or Place of Organization                          Delaware

		7    Sole Voting Power                           17,078,937

  NUMBER OF     8    Shared Voting Power                                  0
    SHARES
 BENEFICIALLY   9    Sole Dispositive Power                      17,078,937
OWNED BY EACH
  REPORTING     10   Shared Dispositive Power                             0
 PERSON WITH

11    Aggregate Amount Beneficially Owned by Reporting Person    17,078,937

12    Check Box if the Aggregate Amount in Row 11 Excludes              [ ]
      Certain Shares

13    Percent of Class Represented by Amount in Row 11                68.4%

14    Type of Reporting Person                                           PN


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CUSIP No. 225235209                 SCHEDULE 13D               Page 5 of 12

1    Names of Reporting Persons                               C. FRED TONEY

     IRS Identification Nos. of Above Person

2    Check the Appropriate Box if a Member of a Group               (a) [ ]

                                                                    (b) [ ]
3    SEC USE ONLY

4    Source of Funds                                                     OO

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                     [ ]

6    Citizenship or Place of Organization                     United States

		7    Sole Voting Power                           17,078,937

  NUMBER OF     8    Shared Voting Power                                  0
    SHARES
 BENEFICIALLY   9    Sole Dispositive Power                      17,078,937
OWNED BY EACH
  REPORTING     10   Shared Dispositive Power                             0
 PERSON WITH

11    Aggregate Amount Beneficially Owned by Reporting Person    17,078,937

12    Check Box if the Aggregate Amount in Row 11 Excludes              [ ]
      Certain Shares

13    Percent of Class Represented by Amount in Row 11                68.4%

14    Type of Reporting Person                                       IN, HC

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 CUSIP No. 225235209                 SCHEDULE 13D               Page 6 of 12

Item 1.     Security and Issuer

        This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.0001 (the "Common Stock"), of Crdentia Corp. (the "Issuer"). The principal executive office of the Issuer is 14114 Dallas Parkway, Suite 600, Dallas, TX 75254.

Item 2.     Identity and Background

        This Schedule is filed on behalf of MedCap Partners L.P. ("MedCap"), MedCap Management & Research LLC ("MMR") and C. Fred Toney ("Toney"), each of whose principal business office address is 500 Third Street, Suite 535, San Francisco, CA 94107.

        MedCap is an investment limited partnership, whose general partner is MMR. MMR is an investment adviser registered under the laws of the State of California. Toney is MMR's sole managing member.

        None of MedCap, MMR nor Toney has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of MedCap, MMR nor Toney has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        MedCap is a Delaware limited partnership, MMR is a Delaware limited liability company and Toney is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

        No funds were required in connection with the conversions and dividends described in Item 5(c).

Item 4.     Purpose of Transaction

        Medcap holds the Issuer's securities for investment purposes.

        Toney is a member of the Issuer's Board of Directors.

        Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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CUSIP No. 225235209                 SCHEDULE 13D               Page 7 of 12

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to those enumerated above.

        Depending upon market conditions and other factors, the reporting persons may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them.

Item 5.     Interest in Securities of the Issuer

(a) MedCap beneficially owns 4,959,937 shares of Issuer's Common Stock, 3,750,000 shares of Issuer's Series B Preferred Stock, which are currently convertible into 1,250,000 shares of Common Stock, and 29,340 shares of Issuer's Series C Preferred Stock which are currently convertible into 2,934,000 shares of Common Stock. MedCap also owns warrants giving it the right to acquire 6,000 shares of Series B-1 Preferred Stock for $60.00 per share (6,000 shares of Series B-1 Preferred Stock, in turn, would currently be convertible into 600,000 shares of Common Stock) and 73,350 shares of Series C Preferred Stock for $60.00 per share (73,350 shares of Series C Preferred Stock, in turn, would currently be convertible into 7,335,000 shares of Common Stock).

     MMR as general partner and investment manager of MedCap and Toney as the sole managing member of MMR may be deemed to beneficially own the shares owned by MedCap in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either MMR or Toney is, for any other purpose, the beneficial owner of any such securities to which this Schedule relates, and MMR and Toney disclaim beneficial ownership as to the Common Stock except to the extent of their respective pecuniary interests therein. Based on the number of shares outstanding reported in the Issuer's most recent quarterly report on Form 10-QSB and the Issuer's Form 8-K filed with the SEC via EDGAR on October 6, 2004, the percentage of Common Stock beneficially owned by MedCap, MMR and Toney for the purposes of this Schedule 13D is 68.4%.

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CUSIP No. 225235209                 SCHEDULE 13D               Page 8 of 12

(b) Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

(c) On September 30, 2004, MedCap elected to convert 2,000,000 shares of Issuer's Series A Preferred Stock into 3,333,333 shares of Common Stock and 2,500,000 shares of Issuer's Series B Preferred Stock into 833,333 shares of Common Stock.

     In addition, on September 30, 2004 MedCap received the following dividends of Common Stock on the shares of Issuer's Series A
     Preferred, Series B Preferred and Series C Preferred Stock it held on September 30, 2004:

     (1) MedCap received a dividend of 250,000 shares of Common Stock on the 2,000,000 shares of Series A Preferred Stock it held, payable on June 16, 2004, September 16, 2004 and December 16, 2004 in consideration for early conversion.

     (2) MedCap received a dividend of 52,083 shares of Common Stock on the 6,250,000 shares of Series B Preferred Stock it held on September 30, 2004 and an additional dividend of 62,500 shares of Common Stock it would have received on December 31, 2004, March 31, 2005 and June 30, 2005 had it not previously converted 2,500,000 shares of Series B Preferred Stock.

     (3) MedCap received a dividend of 73,350 shares of Common Stock on the 29,340 shares of Series C Preferred Stock (convertible into 2,934,000 shares of Common Stock) it held on September 30, 2004.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        MedCap is a party to an Amended and Restated Registration Rights Agreement entitling it to registration rights with respect to Common Stock issuable upon conversion of its shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, including any Series B-1 Preferred or Series C Preferred issued upon exercise of the Warrants.


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CUSIP No. 225235209                 SCHEDULE 13D               Page 9 of 12

Item 7.  Material to be Filed as Exhibits

No.  Exhibit
--   -------

1.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

2. Amended and Restated Registration Rights Agreement between the Issuer and MedCap dated August 30, 2004 (included as Exhibit 2 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference)

3. Makewell Agreement between certain lenders of the Issuer, the Issuer and MedCap dated as of August 30, 2004 (included as Exhibit 3 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference)

4. Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated August 30, 2004 (included as Exhibit 4 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference)

5. Warrant to Purchase Shares of Series B-1 Preferred Stock of the Issuer issued to MedCap dated August 31, 2004 (included as Exhibit 5 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference)

6. Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated September 25, 2004 (included as Exhibit 6 to MedCap's, MMR's and Toney's Schedule 13D/A No. 2 filed with the Commission on September 24, 2004 and incorporated herein by reference)


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CUSIP No. 225235209                 SCHEDULE 13D               Page 10 of 12

                                     Signatures
                                     ----------

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED October 12, 2004

                                   MEDCAP PARTNERS L.P.
                                   By its general partner MedCap Management
                                      & Research LLC


                                   /s/ C. Fred Toney
                                   ------------------------------
                                   By:  C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP MANAGEMENT & RESEARCH LLC


                                   /s/ C. Fred Toney
                                   ------------------------------
                                   By:  C. Fred Toney
                                   Its: Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   ------------------------------

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CUSIP No. 225235209                 SCHEDULE 13D               Page 11 of 12

                                     Exhibit Index



Exhibit 1  Agreement Regarding Joint Filing of Statement on Schedule 13D or
           13G


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CUSIP No. 225235209                 SCHEDULE 13D               Page 12 of 12

                                      Exhibit 1


                  AGREEMENT REGARDING JOINT FILING OF STATEMENT ON
                                 SCHEDULE 13D OR 13G

        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Crdentia Corp. For that purpose, the undersigned hereby constitute and appoint C. Fred Toney as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  October 12, 2004

                                   MEDCAP PARTNERS L.P.
                                   By its general partner MedCap Management
                                      & Research LLC


                                   /s/ C. Fred Toney
                                   ---------------------------------
                                   By:  C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP MANAGEMENT & RESEARCH LLC


                                   /s/ C. Fred Toney
                                   ---------------------------------
                                   By:  C. Fred Toney
                                   Its: Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   ---------------------------------